7/6.

Follow-Up Materials



06014993

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Stockwell Int'l Resources Ltd

*CURRENT ADDRESS

PROCESSED

JUL 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3779 FISCAL YEAR 4-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/11/06

Exemption No. 82-377

ARLS
4-30-06

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

APRIL 30, 2006

and

APRIL 30, 2005

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended April 30,	2006	2005
	$	$
Revenue		
Interest received	9,969	9,496
Total revenue	9,969	9,496
Expenses		
Audit fees	5,548	5,250
Bank charges	386	417
General expenses	100	277
Legal fees	15,492	9,592
Printing and postage expenses	548	2,111
SEDAR filing fees	2,582	2,470
Share registry fees	6,309	5,349
Stock based compensation expense (Note 6)	16,200	-
Stock exchange fees	5,136	5,000
Travel and accommodation	2,348	-
Website expenses	-	2,201
Total expenses	54,649	32,667
Net loss for the year	(44,680)	(23,171)
Deficit at the beginning of the year	(4,338,380)	(4,315,209)
Deficit at the end of the year	(4,383,060)	(4,338,380)
Loss per share (cents per share)	(0.86)	(0.45)

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS

As at April 30,	2006	2005
	$	$
Assets		
Current Assets		
Cash	490,784	518,486
Total Current Assets	490,784	518,486
Total Assets	490,784	518,486
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	5,234	4,456
Total Current Liabilities	5,234	4,456
Total Liabilities	5,234	4,456
Shareholders' Equity		
Share capital (Note 6)	4,852,410	4,852,410
Contributed surplus	16,200	-
Deficit	(4,383,060)	(4,338,380)
Total Shareholders' Equity	485,550	514,030
Total Liabilities and Shareholders' Equity	490,784	518,486

Original approved by the Directors

"Mervyn Jacobson" "Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

MR. THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

For the years ended April 30,	2006 $	2005 $
Cash provided by / (used in)		
Operating activities		
Net loss for the year	(44,680)	(23,171)
Items not affecting cash		
Stock based compensation expense	16,200	-
Changes in non-cash working capital		
Sundry debtors	-	269
Accounts payable / accrued expenses	778	1,219
	(27,702)	(21,683)
Financing activity		
Proceeds from the exercise of options	-	31,700
Net increase / (decrease) in cash	(27,702)	10,017
Cash at the beginning of the year	518,486	508,469
Cash at the end of the year	490,784	518,486

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

2. Significant accounting policies (cont.)

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ National Market (ticker: GENE). As at balance date, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2006, GTG paid certain invoices on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2006, there were no amounts owing to GTG.

5. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

6. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at April 30, 2004	5,009,667	4,820,710
Movements during the year ended April 30, 2005		
Exercise of options on February 3, 2005	158,500	31,700
Balances as at April 30, 2005	5,168,167	4,852,410
Movements during the year ended April 30, 2006		
None	-	-
Balances as at April 30, 2006	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010
130,000	$0.38	May 22, 2006 *
330,000		

* these options subsequently lapsed unexercised on May 22, 2006

During the year ended April 30, 2006, the Company granted stock options to Directors, Officers and employees to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in these financial statements. The remaining expense will be recorded as the options vest in the hands of the recipients.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

7. Income taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

As at April 30,	2006	2005
	$	$
Net loss	(44,680)	(23,171)
Effective statutory rate	33.27%	33.27%
Expected taxes payable	(14,865)	(7,709)
Net effect of non-deductible amounts		
Stock based compensation	16,200	-
Effective statutory rate	33.27%	N/A
Net effect of non-deductible amounts	5,390	-
	(9,475)	(7,709)
Unrecognized benefit of non-capital losses	9,475	7,709
Total income taxes payable	-	-

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2006 and 2005 are as follows:

As at April 30,	2006	2005
	$	$
Future income tax assets		
Non-capital loss carry-forwards	176,000	221,000
Deferred costs	3,656,000	3,656,000
Total	3,832,000	3,877,000
Effective statutory rate	33.27%	33.27%
Potential future income tax assets	1,274,906	1,289,878
Valuation allowance	(1,274,906)	(1,289,878)
	-	-

7. Income taxes (cont.)

At April 30, 2006, the Company has non-capital loss carry forwards of approximately $176,000, expiring in stages to 2016 as follows:

As at April 30,		2006	2005
Year of origin	Year of expiry	$	$
1999	2006	-	73,000
2000	2007	68,000	68,000
2002	2009	32,000	32,000
2003	2010	25,000	25,000
2005	2015	23,000	23,000
2006	2016	28,000	-
		176,000	221,000

8. Segmented information

As at April 30, 2006, all of the Company's assets, amounting to $490,784, were located in Canada. The only revenue earned by the Company during the year ended April 30, 2006 was interest received of $9,969 (2005: $9,496), which was earned in Canada.

9. Comparative figures

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation in 2006.

10. Subsequent events

On May 22, 2006, a total of 130,000 options over shares in the Company lapsed unexercised. Apart from this, there were no significant events which occurred subsequent to the end of the period under review.

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis
(Form 51-102F1)
For the year ended April 30, 2006

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the year ended April 30, 2006 should be read in conjunction with the information provided in the Company's Financial Statements for the years ended April 30, 2006 and 2005 and the material herein.

DATE

This MD&A is dated June 20, 2006.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the vast majority of its assets in the form of cash deposits ($490,784 as at April 30, 2006). No securities of the Company were issued during the financial year ended April 30, 2006. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying biotechnology opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable biotechnology project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable biotechnology project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred general and administrative expenses of $52,301 during the year ended April 30, 2006. As at April 30, 2006, the Company had working capital of $485,550, and believes that it has sufficient funds to pay its ongoing expenses during the next financial year.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company as at the end of each of the last three financial years up to, and including, April 30, 2006. The financial information is derived from the Company's Financial Statements which were audited by De Visser Gray, Chartered Accountants. Unless otherwise stated, all currency amounts contained in this Management Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

	2006	2005	2004
	$	$	$
Total revenues	9,969	9,496	168,834
Profit/(loss) before discontinued operations	(44,680)	(23,171)	140,121
Net profit/(loss)	(44,680)	(23,171)	140,121
Net profit/(loss) per share (cents per share)	(0.86)	(0.45)	2.80
Profit/(loss) per fully-diluted share (cents per share)	(0.86)	(0.45)	2.80
Total assets	490,784	518,486	508,738
Working capital	485,550	514,030	505,501
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be used to finance its identification and acquisition of a biotechnology opportunity.

RESULTS FROM OPERATIONS

The Company has no operations and reported a net loss for the year ended April 30, 2006 of $44,680, compared to a net loss of $23,171 for the year ended April 30, 2005. Total expenses for the year ended April 30, 2006 were $54,649, compared to the year ended April 30, 2005 of $32,667. For the first time, the Company's statement of operations and deficit for the current year included a stock based compensation expense of $16,200.

Total costs incurred during the period under review in relation to identifying biotechnology opportunities for the Company, as stated in the Description of Business section of this Report, were $2,348. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the year ended April 30, 2006 consisted of interest received of $9,969 (2005: $9,496).

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at April 30, 2006.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2006. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues [1]	Net profit/(loss)[2]	Net profit/(loss) per share
	$	$	$
April 30, 2006	2,392	(21,279)	(0.004)
January 31, 2006	2,521	(8,019)	(0.002)
October 31, 2005	2,535	(15,213)	(0.003)
July 31, 2005	2,521	(169)	(0.000)
April 30, 2005	2,434	(14,550)	(0.002)
January 31, 2005	2,441	(1,797)	(0.003)
October 31, 2004	2,350	(10,499)	(0.002)
July 31, 2004	2,271	(5,821)	(0.001)

Notes

(1) Interest earned on cash deposits.

(2) Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2004, 2005 and 2006. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

The Company has no operations from which to generate revenues. As at April 30, 2006, the Company had cash on hand of $490,784 (April 30, 2005: $518,486), which is sufficient to meet its obligations as they become due during the current financial year. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at April 30, 2006, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a biotechnology opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

TRANSACTIONS WITH RELATED PARTIES

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ National Market (ticker: GENE). As at balance date, GTG owned of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the year ended April 30, 2006, GTG paid certain invoices on behalf of the Company which the Company subsequently repaid. As at April 30, 2006, there were no amounts owing to GTG.

FOURTH QUARTER

Revenue for the quarter ended April 30, 2006 consisted of interest received of $2,392. Total expenses for the quarter ended April 30, 2006 were $23,671 which included for the first time a stock based compensation expense of $16,200. The loss for the fourth quarter was $21,279.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying biotechnology opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the financial year ended April 30, 2006, or subsequent to such year end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered low risk.

DIRECTORS AND OFFICERS

Dr. Mervyn Jacobson	Chairman, Director and Chief Executive Officer
Thomas G. Howitt	President, Director, Chief Financial Officer and Secretary
Fred Bart	Director
Elizabeth Sy	Director
Ian A. Dennis	Director (resigned June 30, 2005)

OTHER MD&A REQUIREMENTS

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $52,301 for the financial year ended April 30, 2006 and $32,667 for the financial year ended April 30, 2005.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this Management Discussion & Analysis, there are 5,168,167 common shares issued and outstanding.

The Company also has outstanding the following options to purchase common shares:

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010
130,000	$0.38	May 22, 2006
330,000		

Internal Control over Financial Reporting

Under Multilateral Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Dr. Mervyn Jacobson, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the financial year ended April 30, 2006 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Additional Information

The Company's web address is **www.gtechinternational.com**

Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

Forward-looking Statements

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Mervyn Jacobson"	*"Thomas G. Howitt"*
DR. MERVYN JACOBSON Chairman, Director and CEO	THOMAS G. HOWITT President, Director, CFO and Secretary

Exemption No. 82-3779

June 29, 2006

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Annual Audited Financial Statements for financial period ended April 30, 2006, MD&A & Certificate of CEO & CFO, filed June 29, 2006

Document Name or Information			Documents Filed
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2006, MD&A & Certificate of CEO & CFO, filed June 29, 2006
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable

Document Name or Information		Documents Filed
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in

	Document Name or Information	Documents Filed
	which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

	Document Name or Information	Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2006, MD&A & Certificate of CEO & CFO, filed June 29, 2006
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable

Document Name or Information		Documents Filed
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Annual Audited Financial Statements for financial period ended April 30, 2006, MD&A & Certificate of CEO & CFO, filed June 29, 2006
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Form 52-109F1 *Certification of Annual Filings*

I, Mervyn Jacobson, CEO of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending April 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

"*Mervyn Jacobson*"
CEO, Gtech International Resources Limited

Exemption No. 82-3779

Form 52-109F1 ***Certification of Annual Filings***

I, Thomas G. Howitt, CFO of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending April 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

"*Thomas G. Howitt*"
CFO, Gtech International Resources Limited